                   SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                     -------------------

                             (Amendment No. 8)

                              SCHEDULE 14D-1/A
                           Tender Offer Statement
      Pursuant to Section 14(d)(1)of the Securities Exchange Act of 1934
                           -------------------

                        GLOBAL MOTORSPORT GROUP, INC.
                 (Name of Subject Company)

                       -------------------
                       GOLDEN CYCLE, LLC
                             ALEXANDER GRASS
                              ROGER GRASS
                               (Bidders)
                   -------------------

                COMMON STOCK, PAR VALUE $.001 PER SHARE
         (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                       (Title of Class of Securities)

                           -------------------
                               378937106
           (CUSIP Number of Class of Securities)

                           -------------------
                              ROGER GRASS
                           GOLDEN CYCLE, LLC
                     ONE WYNNEWOOD ROAD, SUITE 100
                          WYNNEWOOD, PA 19096
                            (610) 642-8600
      (Name, Address and Telephone Number of Persons Authorized to
         Receive Notices and Communications on Behalf of Bidder)
                        -------------------

                      COPY TO:
                      HERBERT HENRYSON II, ESQ.
              WOLF, BLOCK, SCHORR AND SOLIS-COHEN LLP
                      111 SOUTH 15TH STREET
                      PHILADELPHIA, PA 19102
                         (215) 977-2000
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
This Amendment No. 8 amends and supplements the Tender Offer Statement on
Schedule 14D-1 dated April 7, 1998 filed by Golden Cycle, LLC, a Pennsylvania limited liability company, to purchase all outstanding shares of Common Stock, par value $0.001 per share (the "Shares"), of Global Motorsport Group, Inc., a Delaware corporation (the "Company"), including the associated Preferred Share Purchase Rights (the "Rights") issued pursuant to the Rights Agreement dated as of November 13, 1996 between the Company and American Stock Transfer and Trust Company, as Rights Agent, at $18.00 per Share and associated Right, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 7, 1998 and the related Letter of Transmittal.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    Item 11(a) is hereby amended by adding the following:

    (a)(15)   Press Release, issued by the Purchaser, dated August
              14, 1998.

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

                           SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 14, 1998

                             GOLDEN CYCLE, LLC


                             By: /s/ ROGER GRASS
                                 ---------------
                                 Name: Roger Grass
                                 Title:  Vice President

                             /s/ ALEXANDER GRASS
                             -------------------
                               Alexander Grass

                             /s/ ROGER GRASS
                             ---------------
                               Roger Grass

                                 INDEX TO EXHIBITS
EXHIBIT
NUMBER                                   EXHIBIT
-------  --------------------------------------------------------------

(a)(1)Offer to Purchase, dated April 7, 1998.

(2)   Letter of Transmittal with respect to the Shares and Rights.

(3) Letter, dated April 7, 1998, from Jefferies & Company, Inc. to brokers, dealers, banks, trust companies and nominees.

(4) Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.

(5)   Notice of Guaranteed Delivery.

(6) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(7)   Press Release, dated April 6, 1998.

(8)   Form of summary advertisement, dated April 7, 1998.

(9)   Letter dated April 14, 1998 from Alexander Grass to Mr. Joseph F. Keenan

(10)  Press Release, issued by the Purchaser, dated April 17, 1998

(11)  Press Release, issued by the Purchaser, dated May 4, 1998

(12)  Press Release, issued by the Purchaser, dated May 27, 1998

(13)  Press Release, issued by the Purchaser, dated June 30, 1998

(14)  Press Release, issued by the Purchaser, dated July 24, 1998

*(15) Press Release, issued by the Purchaser, dated August 14, 1998

(b)   None.

(c) Letter agreement, dated March 6, 1998, between Jefferies & Company, Inc. and the Purchaser.

(d)   None.

(e)   Not Applicable.

(f)   None.

(g) Complaint filed by the Purchaser on April 2, 1998 in the Court of Chancery of the State of Delaware.

(h)   Complaint filed by the Purchaser on April 6, 1998 in the United States
      District Court in and for the District of    Delaware.

(i) Complaint filed by the Purchaser on April 7, 1998 in the Court of Chancery of the State of Delaware.
----------------
* Filed herewith.
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                                                               Exhibit (a)(15)

FOR IMMEDIATE RELEASE
---------------------

                                     For further information, call:
                                          Alan Miller
                                             Innisfree M&A Incorporated
                                            (212) 750-5831

    GOLDEN CYCLE EXTENDS GLOBAL MOTORSPORT OFFER

    WYNNEWOOD, PA, August 14, 1998 -- Golden Cycle, LLC announced today that it has extended the expiration date of its offer to puchase all outstanding shares of common stock of Global Motorsport Group, Inc. (NASDAQ:
CSTM) to 12:00 midnight, New York City time, on Wednesday, September 30, 1998. Golden Cycle said it has received tenders of approximately 46,300 shares of Global Motorsport Group.